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Exhibit 99.(a)(11)

FRANCIS M. GREGOREK (144785)
BETSY C. MANIFOLD (182450)
FRANCIS A. BOTTINI, JR. (175783)
RACHELE R. RICKERT (190634)
WOLF HALDENSTEIN ADLER
 FREEMAN & HERZ LLP
Symphony Towers
750 B Street, Suite 2770
San Diego, CA 92101
Telephone: 619/239-4599
Facsimile: 619/234-4599	ENDORSED FILED ALAMEDA COUNTY 2005 SEP-2 AM10:50 CLERK OF THE SUPERIOR COURT BY BARBARA C. YOUNG DEPUTY

Attorneys for Plaintiff

[Additional Counsel Appear On Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ALAMEDA

JOSEPH S. FISHER MD, P.C. NEW PROFIT	)	Case No.: RG05230779
SHARING TRUST, TRUSTEE JOSEPH S.	)
FISHER, MD.,	)
	)	CLASS ACTION COMPLAINT
Plaintiff,	)
)
vs.	)
)
LEWIS W. COLEMAN, J. RICHARD	)
FREDERICKS, PAUL L. HERRLING,	)
HOWARD H. PIEN, VAUGHN D. BRYSON,	)
PIERRE E. DOUAZE, EDWARD E.	)
PENHOET, RAYMUND BREU, DENISE M.	)
O'LEARY, PIETER J. STRIJKERT, CHIRON	)
CORPORATION, and NOVARTIS AG,	)
)
Defendant(s).	)
)
)

        Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

        1.     Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Chiron Corporation ("Chiron" or the "Company"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby Novartis AG ("Novartis"), Chiron's largest stockholder, would acquire the remaining 57.8% of Chiron's stock it does not own at a price of $40.00 per share in cash in a transaction valued at approximately $4.5 billion. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

        2.     The offer is being advanced through unfair procedures and the consideration offered is an unfair price and does not constitute a maximization of stockholder value for the public stockholders. The proposed transaction is designed to benefit Novartis to the detriment of the public stockholders and has been timed in such a manner as to take advantage of Chiron's recent maladies though it is presently poised to begin a strong recovery in its earnings and market capitalization as regulators are now permitting it to proceed with efforts to return Fluvirin to the U.S. market for the 2005-2006 flu season.

        3.     Further, defendants have breached their fiduciary duties owed to Chiron's public stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any acquisition of the Company's assets.

JURISDICTION AND VENUE

        4.     This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts. The amount in controversy exceeds the jurisdictional minimum of this Court.

        5.     This Court has jurisdiction over defendants because defendant Chiron Corporation's principal place of business is located at 4560 Horton Street, Emeryville, California 94608. This Court has jurisdiction over the individual defendants because they are California citizens, own property in California, and/or reside in California.

        6.     Jurisdiction over defendants and venue for this case is proper in this Court because a substantial portion of the alleged conduct occurred in Alameda County.

THE PARTIES

        7.     Plaintiff Joseph S. Fisher Md., P.C., New Profit Sharing Trust, Trustee Joseph S. Fisher, Md. is, and at all relevant times has been, the owner of shares of Chiron common stock.

        8.     Defendant Chiron is a corporation organized under the laws of Delaware with principal executive offices located at 4560 Horton Street, Emeryville, California 94608. Chiron is engaged in businesses in the areas of biopharmaceuticals, vaccines, and blood testing. As of March 28, 2005, Chiron had approximately 187.3 million shares of common stock outstanding and thousands of stockholders of record. Chiron's stock trades publicly on the NASDAQ National Market System.

        9.     Defendant Novartis, a Swiss manufacturer of pharmaceuticals and consumer health products, is, and was at all relevant times, the owner of approximately 42.2% of Chiron's common stock.

        10.   Director Defendant Howard H. Pien has served as President and Chief Executive Officer ("CEO") of Chiron since April 2003, and as Chairman of the Board of Chiron since May 2004.

Mr. Pien is the current management director of Chiron's Stock Option Plan Administration Committee. He joined Chiron from GlaxoSmithKline (GSK), where he assumed the role of President of Pharmaceuticals International in January 2001. Mr. Pien served as a director of ViroPharma Incorporated from 1998 to 2003. For serving in his Chiron capacities, upon information and belief, Mr. Pien was paid a salary, not including his stock options, of approximately $3,444,714 for the fiscal year ending December 31, 2003.

        11.   Director Defendant Raymond Breu has served as a director of Chiron since May 1999, is a current member of Chiron's Compensation Committee, Executive Committee, Finance Committee, and Nominating & Corporate Governance Committee, and a former member of Chiron's Audit Committee, having served until January 2003. Dr. Breu is the Chief Financial Officer ("CFO") and a Member of the Executive Committee of Novartis AG, and is responsible for all finance activities of the Novartis Group worldwide since its formation in December 1996. He is also a member of the board of directors of Swiss Re and the Swiss Exchange and its admission panel, and a member of the Swiss Takeover Board.

        12.   Director Defendant Vaughn D. Bryson has served as a director of Chiron since June 1997, is the current Chairman of Chiron's Compensation Committee and a member of the Company's Nominating & Corporate Governance Committee, and is the current independent member of Chiron's Stock Option Plan Administration Committee. Mr. Bryson was a 32-year employee of Eli Lilly and Company, a global research-based pharmaceutical corporation, where he served as President and CEO from 1991 until June 1993, and as a member of its board of directors from 1984 until his retirement in 1993. Mr. Bryson is the President and a founder of Clinical Products, Inc., a medical foods company, as well as the President of Life Science Advisors. He also presently serves as a director of Amylin Pharmaceuticals, Inc., AtheroGenics, Inc., and ICOS Corporation.

        13.   Director Defendant Lewis W. Coleman has served as a director of Chiron since 1991, and is a current member of Chiron's Audit Committee, Executive Committee, and Nominating & Corporate Governance Committee. Mr. Coleman is currently the President of the Gordon and Betty Moore Foundation, an educational, environmental and scientific research foundation located in San Francisco, California, founded in November 2000. He also serves as a director of Northrup Grumman Corp., and on numerous private company and civic boards.

        14.   Director Defendant Pierre E. Douaze has served as a director of Chiron since 1995, and is a current member of Chiron's Audit Committee. From December 1996 through December 1997, Mr. Douaze served as a member of the Executive Committee of Novartis and Head of its Healthcare Division and Pharma Sector. In December 1997, Mr. Douaze retired from Novartis. He currently serves as a director of Serono S.A.; the Galenica Group, Switzerland; and Vifor International AG.

        15.   Director Defendant J. Richards Fredericks has served as a director of Chiron since February 2003, is the Chairman of Chiron's Finance Committee, and a current member of Chiron's Compensation Committee. Mr. Fredericks served as United States Ambassador to Switzerland and Liechtenstein from 1999 to 2001. He currently serves as Chairman of Dionis Capital, a New York based-hedge fund focusing on the financial services industry; a Managing Director of Main Management, a money management firm which invests exclusively in Exchange Traded Funds; and an Entrepreneur in Residence at Weston Presidio, a venture capital firm.

        16.   Director Defendant Paul L. Herrling has served as a director of Chiron since 1997. Since January 2003, Dr. Herrling has served as the Head of Corporate Research at Novartis International AG. In November 2001, Dr. Herrling was appointed to the Professorship for Drug Discovery Sciences at the University of Basel, Switzerland.

        17.   Director Defendant Denise M. O'Leary has served as a director of Chiron since September 2002, is the Chairperson of Chiron's Audit Committee, and is a current member of Chiron's

Finance Committee. From 1983 until 1997, Ms. O'Leary was affiliated with Menlo Ventures, a private venture capital firm, first as an Associate and, from 1987, as a General Partner. She currently serves on the Board of Directors of American West Holdings Corporation and Medtronic, Inc. Additionally, Ms. O'Leary is a member of the Board of Directors of Lucile Packard Children's Hospital at Stanford, having been recently re-appointed in 2000, after serving on that Board from 1997 to 1999.

        18.   Director Defendant Edward E. Penhoet co-founded Chiron and has served as a director of Chiron since its inception in 1981. Dr. Penhoet served as Chiron's CEO until May 1998, when Seán P. Lance became the Company's President and CEO. He also served as Chiron's Vice Chairman and as a consultant until February 2001. Dr. Penhoet is a current member of Chiron's Executive Committee. Since September 2000, Dr. Penhoet has been a consulting director of Alta BioPharma Partners, a venture capital firm. He is currently a member of the Institute of Medicine of the National Academy of Sciences, and serves as a director of Zymogenetics, Inc.; Renovis, Inc. (Chairman); Scynexis Chemistry & Automation, Inc. and Eyetech Pharmaceuticals, Inc.

        19.   Director Defendant Pieter J. Strijkert has served as a director of Chiron since 1987, and is a current member of both Chiron's Compensation Committee and Nominating & Corporate Governance Committee. Mr. Strijkert currently serves, and has served since its inception, as chairman of the board of Crucell N.V. He also has served as a director of Paratek Pharmaceuticals, Inc. from 1998 to present; chairman of the supervisory boards of deVGen N.V. and PamGene B.V. from January 2000 to January 2003, and as chairman of the supervisory boards of IntroGene from 1994 to 2000; and U-BiSys from 1998 to 2000.

        20.   Defendants Herrling, Breu, and Douaze were designated and appointed by Novartis to serve as directors of Chiron.

        21.   The individual defendants described above in paragraphs 10-19 are referred to as the Individual Defendants.

        22.   Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

        23.   Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

        24.   Plaintiff brings this action on his own behalf and as a class action, on behalf of the following Class: All stockholders of Chiron who are threatened with injury arising from defendants' actions relating to Novartis' proposed acquisition of Chiron, as described more fully below. Excluded from the Class are defendants and any person, firm, trust, corporation, and any entity related to or affiliated with any defendant.

        25.   This action is properly maintainable as a class action.

        26.   The Class is so numerous that joinder of all members is impracticable. Chiron has approximately 187.3 million shares of common stock outstanding. There are thousands of record and beneficial stockholders.

        27.   There are questions of law and fact common to the Class including, inter alia:

          (a)   whether defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          (b)   whether plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

        28.   Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

        29.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

        30.   The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

        31.   Over the last twelve months, Chiron has fallen on hard times premised on manufacturing problems at the Company's plants that produce the Fluviron vaccine.

        32.   Specifically, on August 26, 2004, Chiron unexpectedly jolted the market and the investing public when it issued a press release announcing that the Company was forced to "delay" its release of Fluvirin due to the unsterile environment in which certain lots of Fluvirin were manufactured. The Company stated:

    Chiron Corporation (Nasdaq: CHIR) today announced that, in conducting final internal release procedures for its Fluvirin(R) influenza virus vaccine, the company's quality systems have identified a small number of lots that do not meet product sterility specifications. While ongoing internal investigations into the root cause of the variance indicate no widespread issues with the manufacturing process, Chiron has delayed releasing any Fluvirin doses until it has completed additional release tests. Chiron currently expects that the additional tests will delay product release until early October. Because of the delay in shipment, Chiron does not expect to record any sales of Fluvirin in the third quarter of 2004.

    Assuming timely release of Fluvirin in October, Chiron expects to be within the range of its previous full-year 2004 pro-forma earnings guidance of $1.80-$1.90 per share but at the low end of this range (a range of $1.50-$1.60 per share on a GAAP basis). A reconciliation is provided below.

    Chiron is committed to protecting people. These extra checks will ensure that the quality, safety and effectiveness of our product meet our rigorous standards," said John Lambert, president of Chiron Vaccines. "In our role as a key supplier of an important public health product, we are working with the FDA, the U.S. Department of Health and Human Services, and the CDC to meet the projected demand for the upcoming influenza season. We currently expect Fluvirin doses to be available in early October, in time to meet public health needs for this influenza season, and we expect to provide even more Fluvirin doses this season than last season.

    In July, Chiron announced that it was on track to deliver an estimated total of 50 million doses of Fluvirin to the U.S. market this season, an increase from earlier projections, and that it had delivered its first 1 million doses to U.S. distributors. Assuming satisfactory results from ongoing release testing, Chiron now expects to deliver between 46 million and 48 million Fluvirin doses to the U.S. market beginning in October. The vaccine doses held at distributors are subject to the same internal release criteria as those held at Chiron's FDA-licensed Liverpool manufacturing facility, with release anticipated in October. The planned late-season delivery of 2 million Fluvirin doses for a national stockpile held by the U.S. Centers for Disease Control and Prevention (CDC), not included in the totals above, remains on schedule.

    Chiron's full-year 2004 pro-forma earnings per share guidance of $1.80-$1.90 per share excludes amortization expense on acquired intangible assets related to the acquisitions of PathoGenesis, Chiron Behring, Pulmopharm and PowderJect of approximately $0.30 per share. Chiron management uses pro-forma financial statements to gain an understanding of the company's operating performance on a comparative basis. Pro-forma amounts exclude special items relating to certain acquisitions, which may not be indicative of the company's trends or potential future performance. All references to per-share amounts are per diluted share.

        33.   The Company's announcement caused Chiron's stock price to drop from $47.49 per share on August 26, 2004 to $43.41 per share on August 27, 2004. However, the seriousness of the problems at the Liverpool plant, and the negative impact that they would have on the Company were still being concealed by defendants, who downplayed the problem, characterizing it as an immaterial, short-term issue that would not impact the Company's 2004 results. Accordingly, Chiron's stock price remained artificially inflated.

        34.   On September 28, 2004, Chiron issued a press release entitled "Chiron to Testify Today to the Value of Influenza Vaccination Before U.S. Senate Special Committee on Aging." In this press release, the Company stated:

    President and CEO Howard Pien Reiterates Supply Expectations Of Fluvirin(R) Influenza Virus Vaccine as Stated in August [.] Chiron Corporation (Nasdaq: CHIR) announced that president and chief executive officer Howard Pien will appear before the U.S. Senate Special Committee on Aging in Washington, D.C., today in a hearing titled, "Combating the Flu: Keeping Seniors Alive." Mr. Pien will speak on the value of influenza vaccine in protecting health, the importance of raising awareness of the benefits of vaccination, and the need to prepare for an influenza pandemic.

    Mr. Pien will also reiterate Chiron's expectation, as stated in the company's August 26, 2004, press release, that it will supply between 46 million and 48 million Fluvirin(R) influenza virus vaccine doses to the U.S. market for the 2004-2005 influenza season, beginning in early October. The planned late-season delivery of 2 million Fluvirin doses for a national stockpile held by the U.S. Centers for Disease Control and Prevention (CDC), not included in the totals above, remains on schedule as well. Since its August announcement, Chiron has worked closely with government agencies to keep them informed of its retesting process. The results of the confirmatory testing to date are consistent with the company's shipping expectations. Following compilation and formal sign-off of its test data, Chiron expects to complete its discussions with regulatory authorities and proceed with releasing Fluvirin to the U.S. market in early October.

    A Committee announcement of today's hearing states that the CDC estimates that 6 of every 10 seniors received a flu shot last year, and that federal health officials have established a goal of vaccinating at least 90 percent of seniors by 2010. The hearing coincides with National Adult Immunization Awareness Week, which runs from September 26 through October 2.

    In submitted testimony to the Committee, Mr. Pien stated, "Chiron has invested heavily in ensuring that the United States has a supply of influenza vaccine in interpandemic years, which will contribute to protecting the elderly against morbidity and mortality due to the disease. Chiron is committed to the U.S. influenza market and working with government to protect the population, as it continues to age, against influenza as well as to position the United States for preparedness for a global influenza pandemic."

        35.   On October 5, 2004, Chiron announced that the MHRA "has today temporarily suspended the company's license to manufacture Fluvirin influenza virus vaccine in its Liverpool facility, preventing the company from releasing any of the product during the 2004-2005 influenza season." According to the Company's press release, the MHRA shut the plant down after determining that it did not comply with UK Good Manufacturing Practices, and that the Company would not meet its guidance for 2004, slashing its expected earnings by more than half:

    As Chiron conducted its internal quality assurance confirmatory testing in recent weeks, MHRA, in its capacity as the Liverpool production facility's local regulatory authority, reviewed the test data and the manufacturing processes at the facility. As noted in the company's September 28, 2004, press release, Chiron anticipated that the regulatory review process would be satisfactorily completed in time to allow release of Fluvirin in early October. However, MHRA has asserted that Chiron's manufacturing process does not comply with UK Good Manufacturing Practices regulations and has suspended the company's Liverpool facility license to manufacture influenza vaccine for three months. Chiron has initiated discussions with the MHRA to determine the appropriate corrective actions.

    As a result of the license suspension, Chiron does not expect to record any sales of Fluvirin for the 2004-2005 season. Chiron disaffirms its previous full-year 2004 pro-forma earnings guidance of $1.80-$1.90 per share (a range of $1.50-$1.60 per share on a GAAP basis), including its August 2004 guidance of being in the low end of this range. Chiron currently expects pro-forma and GAAP earnings per share to be negatively affected by a range of $1.10-$1.15 as a result of today's announcement. Chiron currently expects full-year 2004 pro-forma earnings of between $0.70-$0.80 per share (a range of $0.35-$0.45 per share on a GAAP basis).

        36.   Numerous articles reported that problems at Chiron's plant had been documented since at least 2000. For example, on October 7, 2004, The Financial Times reported that "In 2000 the Department of Health was forced to withdraw an oral polio vaccine after concerns about contamination at the plant, and [FDA] investigators had expressed concern about the conditions at the plant, which manufactured vaccines for tuberculosis and tetanus as well as the flu." In the same vein, an October 7, 2004 article in The New York Times reported that "British health officials said Wednesday that their United States counterparts were aware of problems at the Liverpool plant long before the British government revoked [Chiron's] license to make flu vaccine." Similarly, an October 11, 2004, Wall Street Journal article reported that FDA, in June 2003, documented "systemic quality-control issues" that made it unlikely that problems would be identified and fixed in the early stages:

    Federal regulators said an inspection of Chiron Corp.'s flu-vaccine plant in England last year turned up manufacturing problems similar to those that led British authorities to shut down the facility last week.

    U.S. Food and Drug Administration officials documented what they called "deviations" from good manufacturing standards at Chiron's Liverpool plant in June 2003. John Taylor, the FDA's associate commissioner for regulatory affairs, said systemic quality-control issues" led inspectors to conclude that Chiron wouldn't necessarily be able to discover problems, identify the root cause and take steps to prevent similar issues from arising again. The FDA's disclosure suggests that there were early-warning signs about the problems that later led to the Liverpool facility's shutdown and the resulting shortage of influenza vaccine in the U.S. just as flu season is set to start. No contamination was found in finished vaccine last year, however, which prompted FDA officials to begin working with the company to try to correct the problems, Mr. Taylor said:

    On October 12, 2004, Chiron received a grand jury subpoena from the The United States Attorney for the Southern District of New York, seeking documents and materials relating to Chiron's Fluvirin vaccine and U.K. regulators' decision to suspend Chiron's license to manufacture the vaccine.

        37.   On October 13, 2004, The Wall Street Journal reported that the SEC had initiated an informal investigation of Chiron, "to determine if the company failed to adequately disclose the extent of problems at the Liverpool, England, facility that made its influenza vaccines."

        38.   Against this backdrop, Chiron's stock price and market capitalization have suffered. For example on October 5, 2004, the Company stock traded as low as $29 per share.

        39.   On August 31, 2005, however, the Company's prospects materially improved when it announced that the FDA had communicated the results of its July 2005 GMP (Good Manufacturing Practices) inspection of Chiron's Liverpool facility, which manufactures Fluvirin influenza virus vaccine.

        40.   According to a press release published by the Company over the Business Wire, the FDA found Chiron's responses and proposed corrective actions to the FDA inspection observations to be "generally acceptable." The press release further stated: "This outcome, coupled with the conclusion by the UK Medicines and Healthcare products Regulatory Agency (MHRA) in March 2005 that Chiron could conduct operations in accordance with GMP, means that Chiron may proceed with its efforts to return Fluvirin vaccine to the U.S. market for the 2005-2006 influenza season. Production of Fluvirin vaccine, which is currently underway, continues."

        41.   The press release further touted that FDA's change of heart was a function of "Chiron's remediation plan [that] introduced a number of improvements to Fluvirin vaccine facilities, equipment and processes."

        42.   Given these recent favorable developments, Chiron's prospects going forward have greatly improved. The fact that Chiron's share price would likely rally to previously-seen levels was immediately apparent to Novartis, Chiron's 42% owner who, at approximately 3:00 a.m. on September 1, 2005 (8:00 a.m. Swiss Time) offered to acquire the approximately 58% of Chiron shares that Novartis did not already own for $40 per share in cash.

        43.   Novartis decision to acquire the remaining shares of Chiron that it does not already own is a calculated effort to acquire Chiron at an unfairly low price, as Chiron prepares to begin shipping flu vaccine again to the public and generating strong revenues as the American flu season begins. Novartis' attempt to acquire Chiron at a wholly inadequate price threatens irreparable harm to Chiron's public stockholders.

        44    Because the proposed transaction involves Novartis, Chiron's largest stockholder, defendants were in a position to, and in fact did, dictate the inequitable terms of the proposed transaction. In fact, Chiron has an alliance with Novartis. For example, in November 1994, Chiron entered into an agreement with Novartis (the Governance Agreement), pursuant to which Novartis may, among other things, designate three candidates to be nominated to Chiron's Board of Directors. Novartis availed itself of the rights and hand-picked defendants Herrling, Breu, and Douaze to serve on Chiron's board. Defendants Herrling, Breu, and Douaze are beholden to Novartis and thus cannot act in the best interests of Chiron's public shareholders.

        45.   Novartis' proposal is grossly unfair, inadequate, and provides value to Chiron stockholders substantially below the fair or inherent value of the Company. Taking into account Chiron's expected future shipments of flu vaccine, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Chiron is materially greater than the consideration contemplated by the proposed transaction price.

        46.   Novartis' proposal is wrongful, unfair, and harmful to Chiron's public stockholders, and will deny them their right to share proportionately in the true value of Chiron's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the investor group.

        47.   As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Chiron's assets and businesses.

        48.   Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Chiron's valuable assets and businesses, all to the irreparable harm of the Class.

        49.   That the $40 per share consideration is per se inadequate is evidenced by the market's reaction to the offer. Indeed, shortly after the market opened and the news of the offer was disseminated, the Company's stock shot up 18% to as high as $43.43, closing at $42.93 on over 30.88 million shares traded. The stock has not pierced the $40 level since Chiron's announcement last fall that it could not provide the Fluvirin vaccine to the U.S. because of problems at its manufacturing plant in Liverpool, England.

        50.   Considering the stock is now trading at more than a 7.3% premium over the $40 per share offer, investors think Novartis' bid might not be the last and best bid; indeed, market professionals have expressed similar views.

        51.   According to Geoffrey Porges, an analyst with Bernstein Research, Chiron should command a 20% to 25% premium to the current price, or approximately $44 to $45 a share. Mr. Porges stated during a telephone interview that, given the size of its current stake in Chiron, Novartis does not expect another company to make a better overture: "Novartis is taking advantage of a window of investor sentiment changes, bidding at the very lowest end in the biotech space." Further, Mr. Porges stated he believes Chiron is three to six months away from the beginning of a recovery.

        52.   Plaintiff and the Class have no adequate remedy of law.

FIRST CAUSE OF ACTION
Breach Of Fiduciary Duty
(Against The Director Defendants)

        53.   Plaintiff realleges and incorporates each and every paragraph above as though fully set forth herein.

        54.   By virtue of their positions as board members and fiduciaries with inside information, the defendants owed fiduciary duties of good faith, fair dealing, and loyalty to plaintiff and the members of the Class. Defendants' duties of good faith, fair dealing, and loyalty required them to avoid self-dealing and ensure that all Chiron shareholders receive the same consideration in the merger agreement.

        55.   Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Chiron. Defendants have failed to fully disclose the true value of Chiron's assets, earning power, and future financial benefits. The defendants have wrongfully failed and refused to seek a purchase of Chiron at the highest possible price and instead have chilled potential offers. The defendants put their own personal interests ahead of the interests of the Chiron public shareholders and have used their control positions as directors of Chiron for the purpose of reaping personal gain for board members at the expense of Chiron's public shareholders.

        56.   The defendants failed to (1) undertake an adequate evaluation of Chiron's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Chiron's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose Chiron to the marketplace in an effort to create an active and open auction for Chiron's assets; (4) act independently so that the interests of public shareholders would be protected; and (5) disclose all material facts of the proposed transaction to Chiron's shareholders. Instead, defendants have set an acquisition price for the shares of Chiron stock that does not reflect the true value of Chiron and fails to provide an appropriate premium.

        57.   These tactics pursued by defendants are, and will continue to be, wrongful, unfair and harmful to Chiron's public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of Chiron's public stockholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of Chiron's valuable assets, future earnings and profitable businesses.

        58.   In contemplating, planning and/or affecting the foregoing specified acts and in pursuing and structuring the transaction, defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

        59.   Because the defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Chiron, and because they are in possession of private corporate information concerning Chiron's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Chiron which makes it inherently unfair to Chiron's public shareholders.

        60.   By reason of the foregoing acts, practices and course of conduct, the defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Chiron and its public shareholders.

        61.   As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Chiron's assets and business in exchange for their Chiron shares, and have been and will be prevented from obtaining a fair price for their shares of Chiron common stock.

        62.   Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

        63.   Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

        64.   Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

        65.   Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Chiron at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

SECOND CAUSE OF ACTION
Aiding And Abetting Breach Of Fiduciary Duty
(Against Defendant Novartis AG)

        66.   Plaintiff reincorporates and realleges each and every paragraph above as though fully set forth herein.

        67.   Defendant Novartis controls Chiron through its ownership of approximately 42.2% of Chiron's common stock and the fact that three of Chiron's directors were hand-picked by Novartis.

        68.   Defendant Novartis provided substantial assistance to the Individual Defendants in their breach of fiduciary duty. In providing substantial assistance to the Individual Defendants, Novartis was acting in its own financial self-interest since its conduct facilitated the proposed acquisition of Chiron at an artificially low price.

        69.   The conduct of defendant Novartis was a proximate cause of the damage and threatened damage to the plaintiff and the Class.

        70.   As a result of the conduct of defendant Novartis, plaintiff and the Class have been damaged and/or have been threatened with irreparable harm.

        71.   Plaintiff and the Class have no adequate remedy at law.

        WHEREFORE, plaintiff prays for judgment and relief as follows:

          (a)   declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          (b)   declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          (c)   preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the Novartis' takeover of Chiron;

          (d)   in the event the proposed transaction is consummated, rescinding it and setting it aside;

          (e)   awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (f)    awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (g)   granting such other and further relief as may be just and proper.

Dated: September 2, 2005	WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP FRANCIS M. GREGOREK BETSY C. MANIFOLD FRANCIS A. BOTTINI, JR. RACHELE R. RICKERT
/s/ FRANCIS A. BOTTINI, JR. FRANCIS A. BOTTINI, JR.
750 B Street, Suite 2770 San Diego, CA 92101 Telephone: 619/239-4599 Facsimile: 619/234-4599
Jayne Goldstein MAGER & GOLDSTEIN 2825 University Drive Suite 350 Coral Springs, Florida 33065 Telephone: 954-341-0844 Facsimile: 954-341-0855
Attorneys for Plaintiff

SUM-100
SUMMONS (CITACION JUDICIAL)	FOR COURT USE ONLY (SOLO PARA USO DE LA CORTE)
NOTICE TO DEFENDANT: (AVISO AL DEMANDADO):
LEWIS W. COLEMAN, J. RICHARD FREDERICKS, PAUL L. HERRLING, HOWARD H. PIEN, VAUGHN D. BRYSON, PIERRE E. DOUAZE, EDWARD E. PENHOET, RAYMUND BREU, DENISE M. O'LEARY, PIETER J. STRIJKERT, CHIRON CORPORATION and NOVARTIS AG
YOU ARE BEING SUED BY PLAINTIFF:
(LO ESTÁ DEMANDANDO EL DEMANDANTE):
JOSEPH S. FISHER MD, P.C. NEW PROFIT SHARING TRUST, TRUSTEE JOSEPH S. FISHER, M.D.

        You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form if you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), your county law library, or the courthouse nearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

        There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attorney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprofit groups at the California Legal Services Web site (www.lawhelpcalifornia.org), the California Courts Online Self-Help Center (www.courtinfo.ca.gov/selfhelp), or by contacting your local court or county bar association.

        Tiene 30 DÍAS DE CALENDARIO después de que le entreguen esta citación y papoles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una llamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto al cases que procesen su caso en la corte. Es posible que haya un formulario que usted pueda visar para su respuesta. Puede encontrar estos formularios de la corta y más información en al Centro de Ayuche de las Cortes de California (www.courtinfo.ca.gov/selfhelp/espanol/), en la biblioteca de leyes de su condado o en la corte que le quede más cerca. Si no puede pagar la cuota de presentación, pida al secretario de la corte que le dé un formulario de exención de pago de cuotas. Si no presenta su respuesta a tiempa, pueda perder el caso por incumplimiento y la corte le podrá quitar su sueldo, dinero y biens sin más advertencia.

        Hay estros requisitos legales. Es recomendable que llame a un abogado immediatamente. Si no conoco a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que compla con los requisitos para obtener servicios legales gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Services, (www.lawhelpcalifornia.org), en el Centro de Ayuda de les Cortes de California, (www.courtinfo.ca.gov/selfhelp/espanol/) o poniendose en contacto con la corte o el colegio de abogados locales.

The name and address of the court is: (El nombre y dirección de la corte es):	CASE NUMBER RGO5230779 (Numero del Caso):
Alameda Superior Court 1225 Fallon Street, Room 109 Oakland, CA 94612

The name, address, and telephone number of plaintiff's attorney, or plaintiff without an attorney, is:
 (El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiena abogado, es):
Francis M. Gregorek, Wolf Haldenstein Adler Freeman & Herz LLP
750 B Street, Suite 2770, San Diego, CA 92101; Telephone: (619) 239-4599

DATE: (Fecha)	Sep. 2, 2005	ARTHUR SIMS EXECUTIVE OFFICER/CLERK	Clerk, by (Secretario)	BARBARA C. YOUNG	, Deputy (Adjunto)

(For proof of service of this summons, use Proof of Service of Summons (form POS-010).)
(Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, (POS-010)).

[SEAL]	NOTICE TO THE PERSON SERVED: You are served.
	1.	☐	as an individual defendant.
	2.	☐	as the person sued under the fictitious name of (specify):
	3.	☒	on behalf of (specify): Chiron Corporation
		under:	☒	CCP 416.10 (corporation)	☐	CCP 416.60 (minor)
			☐	CCP 416.20 (defunct corporation)	☐	CCP 416.70 (conservatee)
			☐	CCP 416.40 (association or partnership)	☐	CCP 416.90 (authorized person)
			☐	other (specify):
	4.	☐	by personal delivery on (date):
Form Adopted for Mandatory Use Judicial Council of California SUM-100 [Rev. January 1, 2004]	SUMMONS	Code of Civil Procedure §§ 412.20, 465 American LegalNet.Inc. www.USCourtForms.com

FILED ALAMEDA COUNTY 2005 SEP 2 AM 10:54 CLERK OF THE SUPERIOR COURT BY BARBARA C. YOUNG DEPUTY
ATTORNEY OR PARTY WITHOUT ATTORNEY (Name, state bar number, and address): Francis A. Bottini, Jr. (175783) Wolf Haldenstein Adler Freeman & Herz LLP 750 B Street, Suite 2770, San Diego, CA 92101	FOR COURT USE ONLY
Telephone No.: 619/239-4599 Fax No.: 619/234-4599
ATTORNEY FOR (Name): Plaintiff
SUPERIOR COURT OF CALIFORNIA, COUNTY OF Alameda
STREET ADDRESS: 1225 Fallon Street, Room 109
MAILING ADDRESS:
CITY AND ZIP CODE: Oakland, CA 94612
BRANCH NAME:
CASE NAME:
Fisher v. Coleman, et al.
CIVIL CASE COVER SHEET				Complex Case Designation				CASE NUMBER: RG05230779
☒	Unlimited (Amount demanded exceeds $25,000)	☐	Limited (Amount demanded is $25,000 or less)	☐	Counter	☐	Joinder
				Filed with first appearance by defendant (Cal. Rules of Court, rule 1811)				JUDGE: DEPT.:

All five (5) items below must be completed (see instructions on page 2).

1.
Check one box below for the case type that best describes this case:

Auto Tort		Contract		Provisionally Complex Civil Litigation
☐	Auto (22)	☐	Breach of contract/warranty (06)	(Cal. Rules of Court, rules 1800-1812)
☐	Uninsured motorist (46)	☐	Collections (09)	☐	Antitrust/Trade regulation (03)
Other PI/PD/WD (Personal Injury/Property		☐	Insurance coverage (16)	☐	Construction defect (10)
Damage/Wrongful Death) Tort		☐	Other contract (37)	☐	Mass tort (40)
☐	Asbestos (04)	Real Property		☒	Securities litigation (28)
☐	Product liability (24)	☐	Eminent domain/inverse condemnation (14)	☐	Environmental/Toxic tort (30)
☐	Medical malpractice (45)	☐	Wrongful eviction (33)	☐	Insurance coverage claims arising from the above
☐	Other PI/PD/WD (23)	☐	Other real property (26)		listed provisionally complex case types (41)
Non-PI/PD/WD (Other) Tort		Unlawful Detainer		Enforcement of Judgment
☐	Business tort/unfair business practice (07)	☐	Commercial (31)	☐	Enforcement of judgment (20)
☐	Civil rights (06)	☐	Residential (32)	Miscellaneous Civil Complaint
☐	Defamation (13)	☐	Drugs (38)	☐	RICO (27)
☐	Fraud (16)	Judicial Review		☐	Other complaint (not specified above) (42)
☐	Intellectual property (19)	☐	Asset forfeiture (05)	Miscellaneous Civil Petition
☐	Professional negligence (25)	☐	Petition re: arbitration award (11)	☐	Partnership and corporate governance (21)
☐	Other non-PI/PD/WD tort (35)	☐	Writ of mandate (02)	☐	Other petition (not specified above) (43)
Employment		☐	Other judicial review (39)
☐	Wrongful termination (36)
☐	Other employment (15)

2.
This case ☒ is ☐ is not complex under rule 1800 of the California Rules of Court. If the case is complex, mark the factors requiring exceptional judicial management:

a.	☐	Large number of separately represented parties	d.	☒	Large number of witnesses
b.	☒	Extensive motion practice raising difficult or novel issues that will be time-consuming to resolve	e.	☐	Coordination with related actions pending in one or more courts in other counties, states or countries, or in a federal court
c.	☒	Substantial amount of documentary evidence	f.	☐	Substantial post-judgment judicial supervision
3.
Type of remedies sought (check all that apply):

  a. ☒ monetary    b. ☒ nonmonetary; declaratory or injunctive relief    c. ☐ punitive

4.
Number of causes of action (specify): 2: Breach of Fiduciary Duty; Aiding and Abetting Breach of Fiduciary Duty

5.
This case ☒ is ☐ is not a class action suit.

Date: September 2, 2005

Francis A. Bottini, Jr. (TYPE OR PRINT NAME)	/s/ FRANCIS A. BOTTINI, JR. (SIGNATURE OF PARTY OR ATTORNEY FOR PARTY)

NOTICE

  •
  Plaintiff must file this cover sheet with the first paper filed in the action or proceeding (except small claims cases or cases filed under the Probate, Family, or Welfare and Institutions Code). (Cal. Rules of Court, rule 201.8.) Failure to file may result in sanctions.

  •
  File this cover sheet in addition to any cover sheet required by local court rule.

  •
  If this case is complex under rule 1800 et seq. of the California Rules of Court, you must serve a copy of this cover sheet on all other parties to the action or proceeding.

  •
  Unless this is a complex case, this cover sheet will be used for statistical purposes only.

Form Adopted for Mandatory Use Judicial Council of California CM-010 (Rev. July 1, 2003)	CIVIL CASE COVER SHEET	Cal. Rules of Court, rules 201.8, 1800-1812; Standards of Judicial Administration, § 19 www.courtinfo.ca.gov
American LegalNet, Inc. www.USCourtForms.com

Unified Rules of the Superior Court of California, County of Alameda

F.
ADDENDUM TO CIVIL CASE COVER SHEET

Short Title: Fisher v. Coleman, et al.	Case Number:

CIVIL CASE COVER SHEET ADDENDUM

THIS FORM IS REQUIRED IN ALL NEW UNLIMITED CIVIL CASE FILINGS IN THE
SUPERIOR COURT OF CALIFORNIA, COUNTY OF ALAMEDA

		☐	Hayward Hall of Justice (447)
☒	Oakland, Rene C. Davidson Alameda County Courthouse (446)	☐	Pleasanton, Gala-Schenone Hall of Justice (448)
Civil Case Cover Sheet Category	Civil Case Cover Sheet Case Type	Alameda County Case Type (check only one)
Auto Tort	Auto tort (22)	☐	34	Auto tort (G)
		Is this an uninsured motorist case? ☐ yes ☐ no
Other PI/PD/	Asbestos (04)	☐	75	Asbestos (D)
WD Tort	Product liability (24)	☐	89	Product liability (not asbestos or toxic tort/environmental) (G)
	Medical malpractice (45)	☐	97	Medical malpractice (G)
	Other PI/PD/WD tort (23)	☐	33	Other PI/PD/WD tort (G)
Non-PI/PD/	Bus tort / unfair bus. practice (07)	☐	79	Bus tort / unfair bus. practice (G)
WD Tort	Civil rights (08)	☐	80	Civil rights (G)
	Defamation (13)	☐	84	Defamation (G)
	Fraud (16)	☐	24	Fraud (G)
	Intellectual property (19)	☐	87	Intellectual property (G)
	Professional negligence (25)	☐	59	Professional negligence—non-medical (G)
	Other non-PI/PD/WD tort (35)	☐	03	Other non-PI/PD/WD tort (G)
Employment	Wrongful termination (36)	☐	38	Wrongful termination (G)
	Other employment (15)	☐	55	Other employment (G)
		☐	53	Labor comm award confirmation
		☐	54	Notice of appeal—L.C.A.
Contract	Breach contract / Wnty (06)	☐	04	Breach contract / Wrnty (G)
	Collections (09)	☐	81	Collections (G)
	Insurance coverage (18)	☐	86	Ins. coverage—non-complex (G)
	Other contract (37)	☐	98	Other contract (G)
Real Property	Eminent domain / Inv Cdm (14)	☐	18	Eminent domain / Inv Cdm (G)
	Wrongful eviction (33)	☐	17	Wrongful eviction (G)
	Other real property (26)	☐	36	Other real property (G)
Unlawful Detainer	Commercial (31)	☐	94	Unlawful Detainer—commercial	Is the deft. in possession
	Residential (32)	☐	47	Unlawful Detainer—residential	of the property?
	Drugs (38)	☐	21	Unlawful Detainer—drugs	☐ Yes ☐ No
Judicial Review	Asset forfeiture (05)	☐	41	Asset forfeiture
	Petition re: arbitration award (11)	☐	62	Pet. re: arbitration award
	Writ of Mandate (02)	☐	49	Writ of mandate
		Is this a CEQA action (Publ. Res. Code section 21000 et seq) ☐ Yes ☐ No
	Other judicial review (39)	☐	64	Other judicial review
Provisionally	Antitrust / Trade regulation (03)	☐	77	Antitrust / Trade regulation
Complex	Construction defect (10)	☐	82	Construction defect
	Claims involving mass tort (40)	☐	78	Claims involving mass tort
	Securities litigation (28)	☒	91	Securities litigation
	Toxic tort / Environmental (30)	☐	93	Toxic tort / Environmental
	Ins covrg from cmplx case type (41)	☐	95	Ins covrg from complex case type
Enforcement of	Enforcement of judgment (20)	☐	19	Enforcement of judgment
Judgment		☐	08	Confession of judgment
Misc Complaint	RICO (27)	☐	90	RICO (G)
	Partnership / Corp. governance (21)	☐	88	Partnership / Corp. governance (G)
	Other complaint (42)	☐	68	All other complaints (G)
Misc. Civil Petition	Other petition (43)	☐	06	Change of name
		☐	69	Other petition
202-19(5/1/00)				A-13

QuickLinks

THE PARTIES
FIRST CAUSE OF ACTION Breach Of Fiduciary Duty (Against The Director Defendants)
NOTICE
CIVIL CASE COVER SHEET ADDENDUM